UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

General Binding Corporation

(Name of Issuer)

Common Stock, par value $0.125 per share

Class B Common Stock, par value $0.125 per share

(Title of Class of Securities)

369154109

(CUSIP Number)

Mark A. Roche, Esq.

Senior Vice President,

General Counsel and Secretary

Fortune Brands, Inc.

300 Tower Parkway

Lincolnshire, IL 60069

(847) 484-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 10 pages

CUSIP No. 369154109	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS: Fortune Brands, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 13-3295276
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER See Item 5 and Item 6 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER See Item 5 and Item 6

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5 and Item 6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5 and Item 6
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 369154109	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS: ACCO World Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 36-2704017
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER See Item 5 and Item 6 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER See Item 5 and Item 6

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5 and Item 6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5 and Item 6
14	TYPE OF REPORTING PERSON* CO

CUSIP NO. 369154109	SCHEDULE 13D	Page 4 of 10

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.125 per share (“GBC Common Stock”), of General Binding Corporation, a Delaware corporation (“GBC”), and the Class B common stock, par value $0.125 per share (“GBC Class B Common Stock”), of GBC. GBC’s principal executive office is located at One GBC Plaza, Northbrook, Illinois 60062.

Item 2. Identity and Background.

This statement is being filed by Fortune Brands, Inc., a Delaware corporation (“Fortune”), and ACCO World Corporation, a Delaware corporation and subsidiary of Fortune (“ACCO”).

The address of the principal business and principal office of Fortune is 300 Tower Parkway, Lincolnshire, Illinois 60069. The address of the principal business and principal office of ACCO is 300 Tower Parkway, Lincolnshire, Illinois 60069.

Fortune is a holding company with subsidiaries engaged in the manufacture, production and sale of home and hardware products, spirits and wine, golf products and office products. ACCO is a holding company for subsidiaries engaged in the manufacture, production and sale of office products.

The name, business address and present principal occupation or employment (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director of Fortune and ACCO is set forth on Schedule A hereto and incorporated by reference in its entirety. To Fortune and ACCO’s knowledge, all such persons are citizens of the United States, unless otherwise noted in Schedule A.

During the last five years, neither Fortune nor ACCO, nor, to the best knowledge of Fortune or ACCO, any person named in Schedule A hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On March 15, 2005, (i) Fortune and ACCO entered into a Distribution Agreement (the “Distribution Agreement”), (ii) Fortune and ACCO entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gemini Acquisition Sub, Inc., a wholly-owned subsidiary of ACCO (“Acquisition Sub”), and GBC and (iii) Fortune and ACCO entered into a Voting Agreement (the “Voting Agreement”) with Lane Industries, Inc., GBC’s majority stockholder (“Lane”).

CUSIP NO. 369154109	SCHEDULE 13D	Page 5 of 10

Pursuant to the Distribution Agreement, Fortune agreed to distribute to its stockholders on a pro rata basis all of the shares of ACCO common stock owned by Fortune (the “Distribution”). The Merger Agreement provides that, immediately after the Distribution, Acquisition Sub will merge (the “Merger”) with and into GBC, with GBC as the surviving corporation. As a result of the Merger, GBC will become a wholly-owned subsidiary of ACCO. At the effective time of the Merger, (a) each outstanding share of GBC Common Stock and GBC Class B Common Stock will be converted into the right to receive one share of ACCO common stock and (b) each outstanding share of Acquisition Sub common stock will be converted into one share of GBC Common Stock.

Under the Voting Agreement, Lane agreed to vote all of its shares of GBC Common Stock and GBC Class B Common Stock in favor of the Merger Agreement, the Merger and any other transactions contemplated by the Merger Agreement. Lane also agreed to vote all of its shares of GBC Common Stock and GBC Class B Common Stock against any action that would reasonably be expected to be a breach by GBC of the Merger Agreement and against any action that would reasonably be expected to adversely affect or delay the Merger. Pursuant to the Voting Agreement, Lane granted an irrevocable proxy to Fortune’s designees to vote as set forth above.

In addition, under the Voting Agreement, Lane agreed to restrictions on its ability to transfer its shares of GBC Common Stock and GBC Class B Common Stock and agreed not to solicit alternative transactions.

The descriptions of the Merger Agreement, the Distribution Agreement and the Voting Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, which are listed as Exhibits 2, 3 and 4 hereto, and the terms of which are hereby incorporated by reference.

Item 4. Purpose of Transaction.

Fortune and ACCO required that Lane enter into the Voting Agreement in order to induce Fortune and ACCO to enter into the Merger Agreement and the Distribution Agreement. The purpose of entering into the Voting Agreement is to facilitate the approval by GBC stockholders of the Merger Agreement, the Merger and any other transactions contemplated by the Merger Agreement.

Pursuant to the Merger Agreement, at the effective time of the Merger, (i) the directors of Acquisition Sub will be the directors of GBC and (ii) the officers of Acquisition Sub will be the officers of GBC.

Pursuant to the Merger Agreement, at the effective time of the Merger, the Certificate of Incorporation of Acquisition Sub, which authorizes as capital stock of Acquisition Sub 1,000 shares of common stock, par value $.01 per share, will be the Certificate of Incorporation of GBC.

As a result of the Merger, shares of GBC Common Stock will be delisted from the Nasdaq National Market System.

CUSIP NO. 369154109	SCHEDULE 13D	Page 6 of 10

As a result of the Merger, all outstanding shares of GBC Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

Except for the foregoing, Fortune or ACCO do not have any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As a result of the Voting Agreement, Fortune or ACCO may be deemed to be the beneficial owner of 7,484,962 shares of GBC Common Stock and 2,398,275 shares of GBC Class B Common Stock (the “Subject Shares”). Based upon information contained in the most recently available filing by GBC with the Securities and Exchange Commission, the Subject Shares constitute approximately 54% of the outstanding shares of GBC Common Stock and 100% of the outstanding shares of GBC Class B Common Stock. To the knowledge of Fortune and ACCO, respectively, without independent verification, each executive officer and director of Fortune and ACCO, respectively, named in Schedule A hereto does not beneficially own any shares of GBC Common Stock or GBC Class B Common Stock.

(b) By virtue of the Voting Agreement, Fortune or ACCO may be deemed to share with Lane the power to vote the Subject Shares. However, neither Fortune nor ACCO is entitled to any rights as a stockholder of GBC as to the Subject Shares. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Fortune and ACCO hereby state that this Schedule 13D shall not be deemed an admission that Fortune or ACCO are, for purposes of Section 13(d) of the Act, the beneficial owners of any equity securities of GBC, and Fortune and ACCO expressly disclaim beneficial ownership of any such equity securities.

(c) Neither Fortune nor ACCO, nor, to the best knowledge of Fortune or ACCO, without independent verification, any person named in Schedule A hereto, has effected any transaction in the Subject Shares during the past 60 days.

(d) Neither Fortune nor ACCO, nor, to the best knowledge of Fortune or ACCO, without independent verification, any person named in Schedule A hereto, has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Subject Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Fortune, ACCO and Lane are parties to the Voting Agreement described in Item 3 above.

As of the date of the Voting Agreement, 7,065,038 of the shares of GBC Common Stock and 2,398,275 of the shares of GBC Class B Common Stock owned by Lane were pledged under Lane’s outstanding credit facility. As of the date of the Voting Agreement, options to purchase 388,625 of the shares of GBC Common Stock owned by Lane were outstanding.

CUSIP NO. 369154109	SCHEDULE 13D	Page 7 of 10

Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated March 24, 2005, by and between Fortune and ACCO.

Exhibit 2.	Agreement and Plan of Merger, dated as of March 15, 2005, by and among Fortune, ACCO, Acquisition Sub and GBC (excluding exhibits) is incorporated herein by reference to Exhibit 2.1 to Fortune’s Current Report on Form 8-K dated March 21, 2005.

Exhibit 3.	Distribution Agreement, dated as of March 15, 2005, by and between Fortune and ACCO is incorporated herein by reference to Exhibit 2.2 to Fortune’s Current Report on Form 8-K dated March 21, 2005.

Exhibit 4.	Voting Agreement, dated as of March 15, 2005, by and among Fortune, ACCO and Lane (excluding exhibits) is incorporated herein by reference to Exhibit 10 to Fortune’s Current Report on Form 8-K dated March 21, 2005.

CUSIP NO. 369154109	SCHEDULE 13D	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

FORTUNE BRANDS, INC.

By:	/s/ Mark A. Roche
Name:	Mark A. Roche
Title:	Senior Vice President, General Counsel and Secretary

ACCO WORLD CORPORATION

By:	/s/ Mark A. Roche
Name:	Mark A. Roche
Title:	Secretary

Dated: March 24, 2005

CUSIP NO. 369154109	SCHEDULE 13D	Page 9 of 10

Schedule A

Executive Officers and Directors of Fortune Brands, Inc.

and ACCO World Corporation

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Fortune and ACCO. Except as otherwise indicated below, the business address of each director or officer of Fortune set forth on this Schedule A is: c/o Fortune Brands, Inc., 300 Tower Parkway, Lincolnshire, Illinois 60069. Except as otherwise indicated below, the business address of each officer of ACCO set forth on this Schedule A who is not also an officer of Fortune is: c/o ACCO World Corporation, 300 Tower Parkway, Lincolnshire, Illinois 60069.

FORTUNE BRANDS, INC.

Name	Present Principal Occupation or Employment

Patricia O. Ewers (Director)	Retired since July 2000

Thomas C. Hays (Director)	Retired since December 1999

Pierre E. Leroy (Director)	Retired since March 2005

Gordon R. Lohman (Director)	Retired since 1999

Eugene A. Renna (Director)	Retired since January 2002

J. Christopher Reyes (Director)	Co-Chairman Reyes Holdings, L.L.C. 9500 W. Bryn Mawr Avenue, Suite 700 Rosemont, IL 60018

Anne M. Tatlock (Director)	Chairman and Chief Executive Officer Fiduciary Trust Company International 600 5th Avenue, 7th Floor New York, NY 10020

David M. Thomas (Director)	Chairman of the Board IMS Health Incorporated 1499 Post Road Fairfield, CT 06824

Norman H. Wesley (Director)	Chairman of the Board and Chief Executive Officer of Fortune

Peter M. Wilson† (Director)	Retired since March 2004

Mark Hausberg	Senior Vice President — Finance and Treasurer of Fortune

Christopher J. Klein	Senior Vice President—Strategy and Corporate Development of Fortune

Craig P. Omtvedt	Senior Vice President and Chief Financial Officer of Fortune

Mark A. Roche	Senior Vice President, General Counsel and Secretary of Fortune

Nadine A. Heidrich	Vice President and Corporate Controller of Fortune

CUSIP NO. 369154109	SCHEDULE 13D	Page 10 of 10

ACCO WORLD CORPORATION

Name	Present Principal Occupation or Employment
David D. Campbell (Director)	Chairman, President and Chief Executive Officer of ACCO

Neal V. Fenwick† (Director)	Executive Vice President - Finance and Administration of ACCO

Craig P. Omtvedt (Director and Vice President of ACCO)	Senior Vice President and Chief Financial Officer of Fortune

Mark A. Roche (Director and Secretary of ACCO)	Senior Vice President, General Counsel and Secretary of Fortune

Norman H. Wesley (Director)	Chairman of the Board and Chief Executive Officer of Fortune

Julie A. Welch	Controller of ACCO

†	These individuals are citizens of the United Kingdom.